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Exhibit 12.1

ImClone Systems Incorporated
Ratio of Earnings to Fixed Charges
(in thousands)

	Nine Months Ended September 30,		Year Ended
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Income (loss) before income taxes	$147,478	$(85,822)	$(112,011)	$(157,224)	$(127,607)	$(70,469)	$(34,739)
Add:
Fixed charges	12,474	12,287	16,325	16,381	15,773	13,228	796
Amortization of capitalized interest	74	74	98	98	49	—	—
Less:
Interest capitalized during the period	5,045	4,434	6,059	2,077	1,656	846	204

Income (loss) before income taxes, as adjusted	$154,981	$(77,894)	$(101,647)	$(142,822)	$(113,441)	$(58,087)	$(34,147)

Fixed Charges:
Interest (gross), including amortization of debt issuance costs	11,521	11,434	15,184	15,256	15,252	12,951	526
Portion of rent representative of the interest factor	953	853	1,141	1,125	521	277	270

Fixed charges	$12,474	$12,287	$16,325	$16,381	$15,773	$13,228	$796

Deficiency of earnings available to cover fixed charges	—	$(90,181)	$(117,972)	$(159,203)	$(129,214)	$(71,315)	$(34,943)

Ratio of earnings to fixed charges	12.4:1	—	—	—	—	—	—

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ImClone Systems Incorporated Ratio of Earnings to Fixed Charges (in thousands)